UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-66364
333-129953
333-156262
333-159144
333-192424
333-70861
333-76314

Stillwater Mining Company 401(k) Plan And Trust

Stillwater Mining Company Bargaining Unit 401(k) Plan And Trust

(Exact name of registrant as specified in its charter)

26 West Dry Creek Circle, Suite 400

Littleton, Colorado 80120

(406) 373-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Stillwater Mining Company 401(k) Plan And Trust

Plan Interests in Stillwater Mining Company Bargaining Unit 401(k) Plan And Trust

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Each of the Stillwater Mining Company 401(k) Plan and Trust and the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust (the “401(k) Plans”) has terminated the option to invest in shares of common stock, par value $0.01 per share, of Stillwater Mining Company under the 401(k) Plans. Accordingly, this Form 15 is being filed to suspend each 401(k) Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee indicated below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2016

STILLWATER MINING COMPANY 401(K) PLAN AND TRUST
By:	/s/ Kristen Koss
Kristen Koss
Vice President, Human Resources, Stillwater Mining Company, Plan Administrator of the Stillwater Mining Company 401(k) Plan and Trust

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN AND TRUST
By:	/s/ Kristen Koss
Kristen Koss
Vice President, Human Resources, Stillwater Mining Company, Plan Administrator of the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.